BYRON GLOBAL CORP.
2907-2045 Lakeshore Blvd. West,
Toronto ON, M8V 2Z6 Canada
Tel: 416 594 0528 Fax: 416 594 6811
Email: byronres@sympatico.ca

July 20, 2007

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Att: Letty Lynn
Tel: 202 551 3201
Via Fax: 202 772 9202
1 Page

RE:  BYRON GLOBAL CORP.
File No. 000-30194

Requisition for Withdrawal

Type of Filing: 20FR-12g

Date of Filing: July 19, 2007

Dear Ms. Lynn,

Pursuant to your telephone call today please be advised that the above captioned filing was filed in error.

Accordingly, I request the withdrawal of same.

Also, regarding suite number; kindly change Byron’s Suite number to 2907 from 3903.

Yours truly,

Byron Global Corp.

/s/ Ross McGroarty

Ross McGroarty